[LETTERHEAD OF K&L GATES LLP]

January 9, 2009

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549
Re:	NIVS IntelliMedia Technology Group, Inc.
Amendment No. 4 to Form S-1
Filed December 24, 2008
File No. 333-153005

Dear Mr. Spirgel:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 5 on Form S-1/A (“Amendment No. 5”) to the registration statement on Form S-1 that was originally filed on August 13, 2008, as amended by amendment no. 1 filed on October 10, 2008, amendment no. 2 filed on October 28, 2008, amendment no. 3 filed on December 5, 2008, and amendment no. 4 filed on December 24, 2008 (“Amendment No. 4”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 5, in a clean and marked version to show changes from Amendment No. 4.  We have been advised that changes in Amendment No. 5 compared against Amendment No. 4, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 4, the Commission issued a comment letter dated January 5, 2009.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus Summary, page 1

November 2008 Debt Repayment and Set-Off Agreement, page 4

1.	Comment: Please disclose the total number and amount of loans the company made directly or indirectly to Mr. Li and his related companies after the closing of the share exchange.

Response:  We respectfully note your comment and have revised the disclosure to indicate that the Company made a total of 47 loans, with a total loan amount of $3,221,915, to the Related Companies after the closing of the Share Exchange.

December 2008 Agreement to Convert Debt to Shares, page 4

2.	Comment: Please discuss the increase in Mr. Li’s beneficial ownership that will result from the debt conversion.

Response:  We respectfully note your comment and have revised the disclosure to indicate that Mr. Li’s beneficial ownership will increase from 33.1% to approximately 36.3% as a result of the debt conversion.

Executive Compensation, page 54

Larry Spirgel
January 9, 2009

3.	Comment: Please revise to include disclosure under Item 402 of Regulation S-K for the fiscal year ended December 31, 2008.

Response:  We respectfully note your comment and have revised the disclosure to update it to the fiscal year ended December 31, 2008.

Certain Relationships and Related Transactions, page 58

Policy for Approval of Related Party Transactions, page 60

4.	Comment: Please provide a more detailed explanation of your policy for approval of related party transactions. See Regulation S-K Item 404(b)(1) for guidance.

Response:  We respectfully note your comment and have revised the disclosure to indicate that the Company’s policy, as revised in November 2008, is additionally to have its Audit Committee discuss and review with management, its general counsel, its internal auditors, its outside auditors and other appropriate parties, as applicable, any proposed loan, advance of funds, transfer of funds, creation of debt or other liability, or similar transaction with a related party, including any entity in which one of the Company’s directors or executive officers has a direct or indirect interest, prior to approving any such transaction, and to permit transactions only upon prior written approval and authorization by the Audit Committee.

5.
Comment:  Please provide the disclosure required by Regulation S-K Item 404(b)(2).  For example, disclose whether the loans between the company and Mr. Li and his related parties required review and pre-approval by the Audit Committee and whether the company’s policy for approval of related party transactions was followed.

Response:  We respectfully note your comment and have revised the disclosure to include a discussion of the loan transactions as it relates to compliance with the Company’s policy for approval of related party transactions.

Report of Independent Registered Public Accounting Firm, page F-2

6.
Comment:  We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, respectively, to correct your accounting for the loans made to Related Parties, reclassifying them as equity transactions and not receivables.  It appears that Kempisty & Company should recognize this restatement, as well as the restatement disclosed in Note 1, in their report on your audited financial statements pursuant to PCAOB Auditing Standard No. 6.  Please have them revise their report and explain to us their full compliance with paragraphs 9 and 10 of AS No. 6.

Response:  We respectfully note your comment and advise you that Kempisty & Company revised its report to recognize the restatement, in addition to the restatement disclosed in Note 1.  As a result of these revisions, Kempisty & Company in accordance with paragraphs 9 and 10 of AS No. 6 have added an additional paragraph to the audit opinion and added additional disclosures to the footnotes.

Consolidated Balance Sheets, Changes in Stockholders’ Equity, and Cash Flows

7.
Comment:  Please indicate above each affected column in your Balance Sheets, Statements of Operations, Statements of Changes in Stockholders’ Equity, and Statements of Cash Flows that the amounts presented have been restated.

Response:  We respectively note your comment and have revised the financial statements to indicate which columns have been restated.

1. Restatement of Previously Issued Financial Statements, page F-7

Larry Spirgel
January 9, 2009

8.	Comment: In light of your restatement of the financial statement to correct the accounting error, please update your footnote in accordance with SFAS 154, paragraph 26.

Response:  We respectively note your comment and have revised the note in accordance with SFAS 154, paragraph 26.

24. Balance Sheet of the Registrant’s parent at September 30, 2008 in 000’s (UNAUDITED), page F-25

9.
Comment:  We note your response to comment 3 and the information provided in footnote 24.  However, the information that should be provided pursuant to 5-04(c) Schedule I and 12-04 of Regulation S-X is the standalone financial statements and related information of the registrant, not the registrant’s parent company.  As we indicated in a previous comment, we note your disclosure stating that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances.  Since NIVS IntelliMedia Technology Group, Inc. is the parent company of consolidated subsidiaries with restricted assets, it appears you should provide within your Form S-1 condensed financial information of this company on an unconsolidated basis.  In addition, note that 5-04(c) of Regulation S-X requires that these financial statements be audited for the same periods that the related consolidated financial statements have been examined by your accountant.  Refer to 12-04 (a) and (b), 5-04(c), and SAB Topic 6:K.2 for guidance.

Response:  We respectfully note your comment and have included the financial information as it relates to the Rules 5-04(c) and 12-04 of Regulation S-X.  Furthermore, such financial information is audited and the proper report and consent has been added to the registration statement.

Form 8-K

10.
Comment:  We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, and the unaudited financial statements for the periods ending September 30, 2008 and 2007, respectively, to correct your accounting error related to your related party receivables.  Accordingly, it appears you are indicating non-reliance on your previously issued financial statements.  A company must file an Item 4.02 Form 8-K within four business days of the event that triggered the filing obligation.  Please explain to us why you believe an Item 4.02 Form 8-K filing was not required under these facts and circumstances or revise.

Response:  We respectfully note your comment and have filed a Form 8-K reporting the restatement on the same date as this letter.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Paul Fischer, United States Securities and Exchange Commission